UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)1

OpGen, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

68373L406

(CUSIP Number)

DAVID E. LAZAR

Villa 1, 14-43rd Street

Jumeirah 2

Dubai, United Arab Emirates

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 23, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 2,490,861[1]
		8	SHARED VOTING POWER -0-
		9	SOLE DISPOSITIVE POWER 2,490,861[1]
		10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,490,861[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%[1]
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (a) 100,000 shares of the Issuer’s Common Stock, $0.01 par value per share (the “Common Stock”) and (b) 2,390,861 shares of Common Stock that are issuable upon conversion of the Issuer’s Series E Convertible Preferred Stock, $0.01 par value per share (the “Series E Preferred Stock”). Does not include 10,909,139 shares of Common Stock issuable upon conversion of the Series E Preferred Stock that are convertible within 60 days because the conversion of such shares of Series E Preferred Stock are subject to a 19.99% beneficial ownership limitation.

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

13,200,000 Shares purchased by the Reporting Person were purchased with personal funds pursuant to the SPA, as further described in Item 6 of the Schedule 13D filed by the Reporting Person on April 1, 2024 (the “Initial 13D”). An additional 100,000 Shares were granted by the Issuer to the Reporting Person pursuant to the Issuer’s 2015 Equity Incentive Plan. The aggregate purchase price of the 13,300,000 Shares directly beneficially owned by the Reporting Person is approximately $550,000. Pursuant to the SPA, the Reporting Person has the right to purchase 58,800,000 additional Shares for an aggregate purchase price of $2,450,000, however the purchase of such additional Shares is subject to certain closing conditions as further described in the SPA.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,805,237 shares of Common Stock outstanding, which is the total of (a) 12,014,376 shares of Common Stock outstanding as of April 3, 2024, as reported in the Issuer’s Information Statement on Schedule 14F-1 filed with the Securities and Exchange Commission on April 3, 2024, (b) 2,390,861 shares of Common Stock that are issuable upon conversion of the Issuer’s Series E Preferred Stock, (c) 100,000 shares of Common Stock which were granted to the Reporting Person by the Issuer on April 11, 2024, as reported in the Reporting Person’s Form 4, which was filed with the SEC on April 12, 2024, (d) 100,000 shares of Common Stock which were granted to Avraham Ben-Tzvi by the Issuer on April 11, 2024, as reported in Avraham Ben-Tzvi’s Form 4, which was filed with the SEC on April 15, 2024, (e) 100,000 shares of Common Stock which were granted to David Natan by the Issuer on April 11, 2024, as reported in David Natan’s Form 4, which was filed with the SEC on April 12, 2024, and (f) 100,000 shares of Common Stock which were granted to Michael McMurdo by the Issuer on April 11, 2024, as reported in Michael McMurdo’s Form 4, which was filed with the SEC on April 12, 2024.

A	.	Reporting Person

(a)	As of the close of business on April 24, 2024, the Reporting Person beneficially owned 2,490,861 Shares.

Percentage: Approximately 16.8%

(b)	1. Sole power to vote or direct vote: 2,490,861
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,490,861
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by the Reporting Person since the filing of Amendment No. 1 are set forth in more detail in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 11, 2024, the Issuer granted the Reporting Person 100,000 Shares pursuant to the Issuer’s 2015 Equity Incentive Plan. In addition, on April 23, 2024, the Reporting Person acquired 150,000 shares of Series E Preferred Stock for a total purchase price of $150,000 in connection with the third closing under the SPA.

In addition, the Issuer and the Reporting Person agreed to defer the date of the third and final closing of the SPA to a later date.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2024

/s/ David E. Lazar
DAVID E. LAZAR

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